UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Paramount Gold and Silver Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

69924 P 10 2
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

CUSIP No. 69924 P 10 2	Page 2 of 8

1	NAME OF REPORTING PERSON Joe Clement Dwek
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,401,790 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,401,790 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,401,790 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 69924 P 10 2	Page 3 of 8

1	NAME OF REPORTING PERSON Imtiaz Hashmani
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,401,790 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,401,790 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,401,790 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 69924 P 10 2	Page 4 of 8

Item 1.

(a)

Name of Issuer:

Paramount Gold and Silver Corp.

(b)

Address of Issuer’s Principal Executive Offices:

346 Waverley Street
Ottawa, Ontario, Canada K2P 0W5

Item 2.

(a). - (c). Name, Principal Business Address and Citizenship of Persons Filing:

(1)

Joe Clement Dwek
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

(2)

Imtiaz Hashmani
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

(d)

Title of Class of Securities:

Common Stock, par value $0.001

(e)

CUSIP Number:

69924 P 10 2

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

☐

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)

☐

Investment company registered under Section 8 of the Investment Company Act.

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)

☐

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:     Not Applicable

CUSIP No. 69924 P 10 2	Page 5 of 8

Item 4.

Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

This Schedule 13G is filed by Joe Clement Dwek and Imtiaz Hashmani (together, the "Reporting Persons"), as beneficial owners of an aggregate 6,401,790 shares of Common Stock of the Issuer. Such shares are directly owned by the following limited partnerships, none of which individually owns 5% or more of the shares: MineralFields B.C. 2008-II Super Flow-Through LP; MineralFields 2008-VI Super Flow Through LP; MineralFields 2008-IX Super Flow-Through LP; Pathway Quebec Mining 2008-II Flow-Through LP; MineralFields 2008-V Super Flow-Through LP; MineralFields 2008-VIII Super Flow Through LP; Pathway Quebec Mining 2008 Flow-Through LP; and MineralFields Quebec 2008 Super Flow-Through LP (each, a "Fund" and collectively, the "Funds"). Mr. Dwek is the President, a Director and the sole shareholder of each of the respective corporate general partners of the Funds, namely: MineralFields B.C. 2008-II Inc.; MineralFields 2008-VI Inc.; MineralFields 2008-IX Inc.; Pathway Quebec Mining 2008-II Inc.; MineralFields 2008-V Inc.; MineralFields 2008-VIII Inc.; Pathway Quebec Mining 2008 Inc.; and MineralFields Quebec 2008 Inc. (each, a "Corporate General Partner" and collectively, the "Corporate General Partners"). Mr. Hashmani is also a Director of each of the Corporate General Partners and, with Mr. Dwek, shares voting control with respect to the within-referenced shares. Each of the Funds and Corporate General Partners has the same business address as the Reporting Persons and each has Canadian citizenship.

The shares of Common Stock reported on this Schedule 13G do not include 870,934 shares of Common Stock issuable upon exercise of warrants of the Issuer (the "Warrants"). Such Warrants are subject, in aggregate, to an exercise cap (the "Exercise Cap") that currently precludes the holder thereof from exercising such Warrant to the extent the holder, together with persons deemed to be affiliates of the holder at such time under applicable securities laws would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Common Stock of the Issuer then outstanding.

The 6,401,790 shares of Common Stock reported as beneficially owned by the Reporting Persons are comprised of 3,636,362 shares of Common Stock of the Issuer and 2,765,428 shares of Common Stock of the Issuer that are issuable upon exercise of the Warrants, which are currently exercisable, subject to the Exercise Cap, for two years following the issuance of the Warrants, at an exercise price of CDN$1.00 per share during the first year and at an exercise price of CDN$1.25 per share during the second year.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

CUSIP No. 69924 P 10 2	Page 6 of 8

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69924 P 10 2	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Joe Clement Dwek
Date: January 9, 2009	Joe Clement Dwek

/s/ Imtiaz Hashmani
Date: January 9, 2009	Imtiaz Hashmani

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Paramount Gold and Silver Corp. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Joe Clement Dwek
Date: January 9, 2009	Joe Clement Dwek

/s/ Imtiaz Hashmani
Date: January 9, 2009	Imtiaz Hashmani